---------------------
                                                   |    OMB APPROVAL     |
                                                   |---------------------|
                                                   |OMB NUMBER: 3235-0145|
                    UNITED STATES                  |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION        |    OCTOBER 31, 2002 |
               Washington, D.C.  20549             |ESTIMATED AVERAGE    |
                                                   |BURDEN HOURS         |
                                                   |PER RESPONSE ...14.90|
                                                   |---------------------|


                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. )*


                             DevX Energy, Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 25189P203
        ------------------------------------------------------------
                               (CUSIP Number)

                              October 27, 2000
        ------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

     (  )  Rule 13d-1(b)

     (X )  Rule 13d-1(c)

     (  )  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13G

     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            MFP Investors, LLC
            51 John F. Kennedy Parkway
            2nd Floor
            Short Hills, NJ  07078
            ("MFP Investors")

            Michael F. Price
            51 John F. Kennedy Parkway
            2nd Floor
            Short Hills, NJ  07078

            Michael F. Price is the controlling person of MFP Investors.
     -------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     (3)  SEC USE ONLY

     -------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
     -------------------------------------------------------------------
                                     (5)  SOLE VOTING POWER

           NUMBER OF                      600,000
            SHARES                   -----------------------------------
         BENEFICIALLY                (6)  SHARED VOTING POWER
           OWNED BY
             EACH                         0
           REPORTING                 -----------------------------------
            PERSON                   (7)  SOLE DISPOSITIVE POWER
             WITH
                                          600,000
                                     -----------------------------------
                                     (8)  SHARED DISPOSITIVE POWER

                                      0
     -------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          600,000
     -------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES (See Instructions)                        |_|

     -------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.33%
     -------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (See Instructions)

            MFP Investors:  OO
            Michael F. Price:  IN
      -------------------------------------------------------------------




Item 1(a).        Name of Issuer:  DevX Energy, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  13760 Noel Road
                  Suite 1030
                  Dallas, TX  75240-7336

Item 2(a).        Name of Person Filing:        MFP Investors, LLC and
                                                Michael F. Price


Item 2(b).        Address of Principal Business Office:

                  51 John F. Kennedy Parkway
                  2nd Floor
                  Short Hills, NJ  07078

Item 2(c).        Citizenship:  Delaware


Item 2(d).        Title of Class of Securities:  Common Stock


Item 2(e).        CUSIP Number:  25189P203


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the person filing is:

                  Not applicable.

Item 4.           Ownership.*

            (a).  Amount beneficially owned:          600,000
            (b).  Percentage of Class:                5.33%
            (c).  Number of Shares as to which such person has:

                  1.  Sole power to vote or to direct the vote:  600,000
                  2.  Shared power to vote or direct vote:       0
                  3.  Sole power to dispose or to direct
                        the disposition of:                      600,000
                  4.  Shared power to dispose or to direct
                        the disposition of:                      0

            * Michael F. Price, as the controlling person of MFP Investors, LLC, has the power to control all investment and voting decisions made by MFP Investors, LLC.

Item 5.     Ownership of Five Percent or Less of a Class: (     )

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            MFP Partners, LP, of which the directing person is MFP Investors, LLC, beneficially owns 426,000 common shares (3.8%).

            Yale University Endowment Separate Account, as to which MFP Investors, LLC has sole investment discretion, beneficially owns 174,000 common shares (1.5%).

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


Item 10.    Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               November 6, 2000


                                               -----------------------------
                                               (Signature)


                                               Michael F. Price
                                               -----------------------------
                                               Managing Member
                                               MFP Investors, LLC


                                               -----------------------------
                                               Michael F. Price